June 3, 2010

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The Washington Post Company

  Form 10-K for the Year ended January 3, 2010

  Filed March 2, 2010

  Definitive Proxy Statement on Schedule 14-A

  Filed March 24, 2010

  File No. 001-06714

Dear Mr. Spirgel:

This letter responds to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 19, 2010 (the “Comments”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended January 3, 2010, and the Definitive Proxy Statement on Schedule 14-A Filed March 24, 2010 (the “Proxy”), of The Washington Post Company (the “Company”).

General

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that the disclosure is not necessary and describe the process you undertook to reach that conclusion.

We confirm that the Company considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that they are not reasonably likely to have such an effect. We note that the Commission stated, when it adopted Item 402(s), that no affirmative statement is required when a company reaches the foregoing conclusion.

As part of its consideration of the issues addressed by Item 402(s), the Company completed an internal review process in which our Compensation Committee (the “Committee”), together with legal counsel and human resources personnel, reviewed the compensation policies and practices for employees across the Company and considered how they relate to material risks facing the Company. In this review, management considered the different types of incentive compensation plans used across the Company in light of such risks, including those risks we identify in our reports filed with the Commission under the Securities Exchange Act of 1934. We also considered whether the design of these plans, which generally differ across many of the Company’s business units, together with other policies and practices of the Company, operate to mitigate the potential for excessive risk-taking. Among the situations considered were those noted in Item 402(s), including specifically the magnitude of the risk profile represented by different business units, deviations in risk incentives as between plans and profitability of different business units.

Based upon this review, management concluded, and the Committee concurred, that based on a combination of factors our compensation policies and practices do not incentivize excessive risk-taking that could have a material adverse effect on the Company, and we also concluded that in many instances our compensation policies mitigate the potential for excessive risk-taking. For example, our employee compensation plans and programs generally provide potential rewards based on a balanced combination of both the short-term and long-term goals of the Company, thereby mitigating the potential for rewarding short-term results that appear in isolation to be favorable, but that may in the longer term undermine execution of our business strategy and adversely affect shareholder value. Our compensation policies and arrangements also establish performance incentives that both encourage value creation and mitigate business risk.

As described in the Compensation Discussion and Analysis in the Proxy, compensation plans in effect throughout the Company employ a variety of division-specific performance goals selected to motivate performance without creating undue risk to the Company or its shareholders. For example, variable compensation plans in our Higher Education Division take into consideration meeting regulatory compliance requirements and achieving positive student outcomes at Kaplan, thus mitigating our educational regulatory and compliance risk. In addition, at levels below senior management, the relative importance of incentive pay to other non-variable elements of the pay package diminishes, which diminishes the potential for employees’ inclination to take excessive risks. Finally, the Committee also considered other controls and procedures that the Company has implemented to mitigate business risk, such as procedures relating to the Company’s overall ethics and compliance program.

Executive Compensation, page 22

2.	Please clarify whether the amounts in columns (e) and (f) of the Summary Compensation Table reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. Please see Item 402(c)(2)(v) and (vi) of Regulation S-K.

The amounts in columns (d) (per telephone conversation with John Zitko) and (e) of the Summary Compensation Table reflect the aggregate grant date fair value of the awards computed in accordance with ASC Topic 718.

*         *         *

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please do not hesitate to call me at (202) 334-6721 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Nicole Maddrey
Nicole Maddrey
Associate General Counsel

cc:	Paul Fischer, Esq.
John Zitko, Esq.